UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-08198
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HSBC FINANCE CORPORATION
(Exact name of registrant as specified in its charter)
1421 W. Shure Drive, Suite 100, Arlington Heights, IL, 60004, (224) 880-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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HSBC Finance InterNotes due February 15, 2018
6.676 percent Senior Subordinated Notes due 2021
7.190 percent Senior Notes due August 18, 2023
Medium Term Notes, Series E, Due September 1, 2023
$750,000,000 7-5/8 percent Notes due May17, 2032
$250,000,000 7.35 percent Notes due November 27, 2032
(Title of each class of securities covered by this Form)
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None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:

HSBC Finance InterNotes due February 15, 2018	64
6.676 percent Senior Subordinated Notes due 2021	96
7.190 percent Senior Notes due August 18, 2023	1
Medium Term Notes, Series E, due September 1, 2023	20
$750,000,000 7-5/8 percent Notes due May 17, 2032	43
$250,000,000 7.35 percent Notes due November 27, 2032	25

Pursuant to the requirements of the Securities Exchange Act of 1934 HSBC Finance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 18, 2018

HSBC FINANCE CORPORATION

By:	/s/ MICHAEL A. REEVES
Michael A. Reeves
Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.